June 1, 2011

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Department of Justice, Yukon
Registrar of Securities, Government of Nunavut, Department of Justice
The Toronto Stock Exchange

Dear Sirs:

Re: Ballard Power Systems Inc. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Ballard Power Systems Inc. (the "Corporation") held on May 31, 2011 in Vancouver, British Columbia are as follows:

1.	Election of Directors

According to proxies received and a vote by ballot, the following individuals were elected as directors of the Corporation until the next annual meeting, with the following results:

Nominee	Votes For	%	Votes Withheld	%
Ian A. Bourne	12,056,750	85.89	1,460,251	14.11
Edwin J. Kilroy	11,966,886	85.25	2,071,299	14.75
Dr. Chong Sup (C.S.) Park	12,044,122	85.80	1,944,063	14.20
John W. Sheridan	12,057,216	85.89	1,980,969	14.11
David J. Smith	11,942,029	85.07	2,096,156	14.93
David B Sutcliffe	11,965,258	85.23	2,072,927	14.77
Mark Suwyn	11,946,838	85.10	2,091,761	14.90
Douglas W.G. Whitehead	11,977,424	85.32	2,060,761	14.68

2.	Appointment of Auditors

According to proxies received and a vote by show of hands, KPMG LLP were re-appointed as auditors of the Corporation for the ensuing year, with the following results:

	Votes For	%	Votes Withheld	%
Appointment of Auditor	32,846,481	98.06	649,955	1.94

3.	Advisory Vote on Approach to Executive Compensation

According to proxies received and a vote by show of hands, shareholders accepted the approach to executive compensation disclosed in the Corporation’s management information circular, with the following results:

	Votes For	%	Votes Against	%
Advisory Vote on	11,845,960	84.38	2,192,225	15.62
Approach to Executive
Compensation

BALLARD POWER SYSTEMS INC.

By:	"Kerry Hillier"
Name: Kerry Hillier
Title: Corporate Secretary